[LETTERHEAD OF SHEPPARD MULLIN]

February 17, 2005

Our File No: 04SD-114157

EDGAR Transmission, Facsimile and Overnight Mail

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 0407
Washington, D.C. 20549

Attention:	Michele M. Anderson, Legal Branch Chief
	Re:	Fastclick, Inc. Amendment #2 to Form S-1 File No. 333-121528

Dear Ms. Anderson:

        We are responding to the comments in your letter to Kurt A. Johnson, President and Chief Executive Officer, Fastclick, Inc., dated February 10, 2005. The comments should be read in connection with the enclosed marked to show changes copy of Amendment No. 2 filed on the date hereof (the "Amendment"). We refer to Fastclick, Inc. as "Fastclick" or the "Company."

Prospectus Summary, page 1

1.
Further revise your summary section to clearly describe the technologies and services that you provide. In this regard, please address the following:

•
indicate on what basis the ads referenced in the third paragraph on page 1 are the "most effective;"

•
clarify what you mean by "unique" users in the fourth paragraph on page 1;

•
briefly explain what is "performance-based Internet advertising" in the last paragraph on page 1 and how it is relevant to your business; and

•
replace "actively manage and optimize" in the second bullet on page 2 with language that clearly describes what advertisers can do with your new search engine technology.

  Issuer's Response

          We have revised the disclosure in response to your comment. Please see pages 1 and 2 of the Amendment.

2.
Your assertion that you "have one of the largest Internet advertising networks" may suggest that your network is one of the largest in terms of the number of third-party websites included in your network. While the support you have provided indicates that your network has reached the third largest number of "unique" visitors in December of 2004, it does not appear that the comScore Media Metrix ranking supports any suggestion that the number of website publishers that have joined your network is one of the largest. Please revise accordingly.

  Issuer's Response

          We have revised the disclosure in response to your comment. Please see pages 1, 31, 48, 50 and 54 of the Amendment.

Risk Factors, page 6

3.
We note the continued use of the phrases that your "business and growth could suffer" or that your business or results of operations "would be harmed" in the captions and text of many of your risk factors. This disclosure is still generic and does not provide any meaningful information about the potential impact of these risks on you and your investors. Please refer to prior comment #13 and revise the following risk factors and their captions to provide more specific disclosure about the risks:

•
"If we are unable to retain our senior management..." on page 7;

•
"We need to hire additional qualified personnel..." on page 7;

•
"Any constraints on the capacity of our technology infrastructure..." on page 11;

•
"If we fail to keep pace with rapidly changing technologies..." on page 13;

•
"If any of our advertisers are unable to pay for our technologies and services..." on page 18; and

•
"We rely on bandwidth and data center providers..." on page 19.

  Issuer's Response

          We have revised the disclosure in response to your comment. Please see pages 7, 11, 13, 14, 18, 19 and 20 of the Amendment.

4.
Several of your risk factor headings are still so vague or generic that they could apply to any other issuer in any industry. See for example "We may pursue the acquisition of other businesses..." on page 10 and "If we do not adequately protect our intellectual property rights..." on page 12. Revise the headings so that they specifically relate to you, your business or your industry. See prior comment #12.

  Issuer's Response

          We have revised the disclosure in response to your comment. Please see pages 10, 12, 19 and 20 of the Amendment.

  If we do not adequately protect our intellectual property..., page 12

  Third parties may sue us for intellectual property infringement...., page l2

5.
Please disclose whether you are currently aware of any third parties that may be infringing on your intellectual property and whether any third parties have alleged that you are infringing on their intellectual property.

  Issuer's Response

          We advise you supplementally that we are not aware of any third parties that may currently be infringing on our intellectual property or any third parties that have alleged that we are currently infringing on their intellectual property. Accordingly, we have not revised the disclosure in response to your comment.

  We rely on bandwidth and data center providers...., page 19

6.
Clarify what you mean by the industry term "co-location services."

  Issuer's Response

          We have revised the disclosure in response to your comment. Please see page 19 of the Amendment.

Use of Proceeds, page 26

7.
We reissue comment #20. Revise to specifically identify the purposes for which you expect to use the net proceeds of this offering and quantify the amount intended to be allocated to each purpose. Despite your response to our prior comment, your disclosure on pages 34 and 42 of the MD&A section indicates more specific purposes for which you intend to use the proceeds, including "to fund a portion of the increase in sales and marketing, technology and general and administrative operating expenses, including the estimated $2 million expenses relating to public company costs" and provide "additional liquidity for use in the expansion of operations, increased working capital needs, investment in new product development and strategic initiatives."

  Issuer's Response

          We have revised the disclosure in response to your comment. Please see pages 3 and 26 of the Amendment.

Management's Discussion and Analysis..., page 31

  Components of our Operating Costs and Other Items, page 33

8.
Disclose that you are currently unable to estimate the increases in your operational expenses, as indicated in your response to comment #21.

  Issuer's Response

          We have revised the disclosure in response to your comment. Please see page 33 of the Amendment.

  Trends that Affect our Business, page 34

9.
We note your response to comment #22. Please discuss the potential impact that increased volume of lower-priced ads in your revenue mix will have on your revenues and gross margins going forward.

  Issuer's Response

          We have revised the disclosure in response to your comment. Please see page 34 of the Amendment.

10.
We note your response to comment #23 that to mitigate the risk from paying publishers on a cost-per-thousand impressions basis, you typically build in a higher profit margin for your pricing campaigns. Please further discuss how you adjust your profit margins for these campaigns. Furthermore, please discuss the potential impact of continually pricing in higher margins for campaigns on your revenues and expenses going forward as you increase your cost-per-action and cost-per-click based pricing campaigns.

  Issuer's Response

          We have revised the disclosure in response to your comment. Please see pages 34 and 35 of the Amendment.

  Liquidity and Capital Resources, page 41

11.
Please provide a more detailed analysis of the factors contributing to the changes in your cash flows. In addition, to the extent known, please quantify your expected capital expenditures to fund and expand your business for the next twelve months.

  Issuer's Response

          We have revised the disclosure in response to your comment. Please see page 41 of the Amendment.

Business

  Our Advertisers, page 53

12.
Please disclose that the one advertiser that accounted for 11.2% of your revenues for the year ended December 31, 2003 is no longer a customer.

  Issuer's Response

          We have revised the disclosure in response to your comment. Please see page 54 of the Amendment.

  Technology, page 55

13.
We note your response to comment 31 and corresponding revisions to the section entitled "Our Strategy." Please also provide in the "Technology" section an enhanced discussion of your new advertising search engine technology that clearly describes your new service. In this regard, the brief description appearing on pages 52 and 53 that advertisers can "actively manage their search word bids across multiple third-party search engines" is insufficient. Additionally, please discuss how this service differs from the search engine advertising services provided by potential competitors such as Google and Yahoo!.

  Issuer's Response

          We have revised the disclosure in response to your comment. Please see page 56 of the Amendment.

  Competition, page 56

14.
Please disclose that you are unable to provide quantified disclosure regarding your market share in the markets in which you operate, as indicated in your response to prior comment #33, and explain the reason for that inability.

  Issuer's Response

          We have revised the disclosure in response to your comment. Please see page 57 of the Amendment.

Underwriting, page 87

15.
We note your response to comment #40. Please disclose whether the underwriters have any current intention to release any of the shares subject to the lock-up agreement. Also disclose that the underwriters will make any determination to release those shares on a case-by-case basis, as suggested by your response to our prior comment. Furthermore, are there any factors that the underwriters might consider in making such a determination, such as market conditions, the possible impact on the market price of your common stock, who is making the request, etc.? If so, please revise to describe those factors.

  Issuer's Response

          We have revised the disclosure in response to your comment. Please see page 83 of the Amendment.

16.
We note, in your response to our prior comment #42, the communication the representatives propose to send to the syndicate. Please delete your suggestion that the representatives are informing the syndicate of the information because the Commission has asked the representatives to do so. Also revise the end of the second clause of the communication to add "and those procedures have not changed."

  Issuer's Response

          We acknowledge your comment and advise you supplementally that Credit Suisse First Boston LLC and Citigroup Global Markets, Inc. have advised the Company that they will include in their invitation telex to the potential syndicate members the following: "By accepting an allocation from us, you will be deemed to be representing to us that either (1) you are not making an online distribution or (2) if you are making an online distribution, you are following procedures for online distributions previously reviewed with the Securities and Exchange Commission and the Securities and Exchange Commission raised no objection to the procedures reviewed."

17.
We note that your underwriters intend to use the i-Deal electronic prospectus delivery system. Please provide us, on a supplemental basis, an expanded description of these procedures as well as any screen shots, emails, and any others communications that will be used. We may have further comment once we have reviewed your materials.

  Issuer's Response

          We advise you supplementally that Citigroup has informed us that it intends to use the i-Deal Prospectus Delivery System ("i-Deal") as a complementary distribution method to deliver preliminary prospectus materials to U.S. institutional clients for this offering. Citigroup intends to use this system to complement its process for hard copy delivery of preliminary prospectus information only. Citigroup does not intend to distribute the final prospectus or confirmations through i-Deal or by any other electronic means. The final prospectus and related confirmations will be delivered in hard copy through existing processes.

          Citigroup currently intends on using i-Deal solely for the distribution to U.S. institutional clients of (i) the preliminary prospectus, (ii) any preliminary prospectus distributed in connection with any required recirculation, and (iii) any supplement or sticker to a preliminary prospectus. Citigroup does not intend to use i-Deal for distribution of (i) any prospectus included in any pre-effective amendment that it not otherwise (1) subject to a recirculation or (2) distributed as a supplement/sticker to any preliminary prospectus, and (ii) any final prospectus or any supplement/sticker thereto.

          We have provided supplementally copies of the invitation e-mail and screenshot that will be used by i-Deal in this regard as Tab 1 in the notebook separately provided. The invitation e-mail will only be sent to those U.S. institutional clients of Citigroup who have previously indicated to Citigroup that they wish to receive preliminary prospectuses via i-Deal of all issuers within the Company's industry. We note that these investors may request to be removed from this e-mail list at any time.

          The i-Deal invitation e-mail and screenshot and Citigroup's use of the i-Deal system in the manner described above were approved by Ms. Kristina Wyatt, Special Counsel in the Office of Chief Counsel of the Staff, in connection with the initial public offering by Great Wolf Resorts, Inc. (Registration Number 333-118148) on December 14, 2004.

18.
Provide us with a copy of the directed share program materials that will be given to potential purchasers of the reserved shares. Again, we may have further comment after reviewing the materials.

  Issuer's Response

          We have provided supplementally copies of the directed share program materials that will be given to potential purchasers of the reserved shares as Tab 2 in the notebook separately provided.

Financial Statements

19.
We note your response to comment #44; however, we reiterate our request that you disclose historic earnings per share data for all periods as required by GAAP.

  Issuer's Response

          We acknowledge your comment and advise you supplementally that our earnings per share data will be impacted by our anticipated stock split prior to the effective date of the Registration Statement. We will include the earnings per share data for the necessary historical periods and pro forma presentations in the next pre-effective amendment to the Registration Statement upon finalizing the stock split information, pricing information and number of shares to be registered.

20.
We reiterate our previous comment #45.

  Issuer's Response

          We acknowledge your comment and advise you supplementally that we will include pro forma earnings per share data in the next pre-effective amendment to the Registration Statement upon finalizing the stock split information, pricing information and number of shares to be registered. Also, please see our response to Comment 19.

        We have provided, under separate cover, courtesy copies of the Amendment to the attention of Reginald A. Norris, Staff Attorney.

Very truly yours,
/s/ C. THOMAS HOPKINS C. Thomas Hopkins for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
cc:
Kurt A. Johnson
Fred J. Krupica
Reginald A. Norris
Linda G. Michaelson
William H. Hinman Jr.